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SEC FILE NUMBER
8-66487

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pacific Century Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

747 3rd Ave Suite # 2101
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	917-703-1704	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NawrockiSmith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3-4-2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Ong _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pacific Century Securities, LLC _____, as of 12/31 _____, 2025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PACIFIC CENTURY SECURITIES, LLC
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2025



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pacific Century Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Century Securities, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Century Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Pacific Century Securities, LLC's auditor since 2022.

Hauppauge, New York
March 31, 2026

Nawrocki Smith LLP

PACIFIC CENTURY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$	1,189,869
Investments		1,423,600
Clearing Deposits		542,644
Right of Use Assets		432,836
Accounts Receivable		210,000
Prepaid Expenses and Other Assets		60,157
Other Receivables (Net of Allowance for Credit Losses $25,618)		-
Total Assets	$	3,859,106

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	1,371,848
Deferred Income		743,874
Lease Liability		437,952
Total Liabilities		2,553,674
Member's Equity		1,305,432
Total Liabilities and Member's Equity	$	3,859,106

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues

Investment Banking	$	6,092,376
Referral Fees		1,453,141
Riskless Principal		473,359
Other Income		84,601
Commissions		119,571
Total Revenues		8,223,048

Expenses
Professional Fees	2,552,284
Employee Compensation and Benefits	609,506
Regulatory Fees	530,290
Advertising and Marketing	359,680
Clearing Charges	239,332
Communications	173,618
Travel and Entertainment	101,333
Occupancy	84,036
Other Operating Expenses	49,955
Total Expenses	4,700,034

Net Income	$	3,523,014

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance - January 1, 2025	$	1,107,975
Distributions		(3,325,557)
Net Income		3,523,014
Balance - December 31, 2025	$	1,305,432

The accompanying notes are an integral part of these financial statements.

PACIFIC CENTURY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows From Operating Activities:		
Net Income	$	3,523,014
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Operating Assets and Liabilities:		
Clearing Deposits		(530,641)
Investments		(416,023)
Prepaid Expenses and Other Assets		(33,265)
Accounts Receivable		(15,670)
Other Receivables		25,618
Right of Use Asset		(432,836)
Lease Liability		437,952
Deferred Income		306,794
Accounts Payable and Accrued Expenses		1,214,916
Net Cash Provided by Operating Activities		4,079,859
Cash Flows From Financing Activities:		
Member's Distributions		(3,325,557)
Cash Used in Financing Activities		(3,325,557)
Net Increase in Cash		754,302
Cash, at Beginning of Year		435,567
Cash, at End of Year	$	1,189,869

The accompanying notes are an integral part of these financial statements.

NOTE (1) CORPORATE ORGANIZATION AND BUSINESS

Pacific Century Securities, LLC. (the "Company") is a broker-dealer registered the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company's primary business is investment banking and investment advisory services. The Company is wholly owned by Pacific Century Capital, Inc ("Member").

NOTE (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: The Company complies with and records its revenue in accordance with FASB ASU 2014-09, Revenue from Contracts with Customers. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment banking fees and related commission expense are recorded at closing of the securities offering for which the Company is serving as investment banker.

Referral fees are recorded and earned upon the completion of IPO deals that were referred to lead underwriters.

Advisory fees are recorded as set forth in the engagement letter and upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter. Advisory fee revenue is recorded as performance obligations of the agreement are satisfied.

Commission revenue are recorded using the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Riskless principal revenue are recorded when riskless principal transactions done with customers and broker-dealers. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. Riskless principal transactions occurred when the Company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. The riskless principal revenue is earned at the time the transaction is executed.

NOTE (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition – Continued: Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenues on the Statement of Financial Condition.

Disaggregation of Revenue:

Investment Loss	$	(3,674)
Other Fees		720
Credit Interest/ MM Rebates		13,243
Interest		74,312
Total Other Income	$	84,601

Contract assets and liabilities: Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer and are derecognized when either it becomes a receivable, or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2024, contract asset balance was $194,330 and as of December 31, 2025, contract asset balance was $210,000.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2024, contract liabilities balance was $437,080 and as of December 31, 2025, contract liabilities balance was $743,874.

NOTE (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease Accounting: In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No.2016-02, "Leases (Topic 842)," which supersedes previous leasing guidance in Topic 840. Under the new guidance, lessees are required to recognize lease right-of use assets and lease liabilities on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The FASB has since issued additional related ASU amendments to clarify and improve certain aspects of the guidance and implementation of Topic 842. The Company recognizes lease expense on a straight-line basis within the expense section of the statement of income. See "Note 4, Commitments and Contingencies" for additional disclosure regarding the Company's leases.

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues, and expenses.

Income Taxes: The Company is organized as a Limited Liability Company. All income, losses, and tax credits flow through and are taxed in the income tax returns of its member.

The Company has adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions as a disregarded entity in the parent's tax return, is no longer subject to U.S. Federal income tax examination by tax authorities for years before 2022.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. As of December 31, 2025, Cash in excess of federally insured limits was $939,869.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

NOTE (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms, which are net 30.

The carrying amount of accounts receivable is reduced by an allowance for credit losses that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible, however, at December 31, 2025, allowances for credit losses was $ -0-.

Evaluation of Subsequent Events: Subsequent events were evaluated through March 31, 2026, which is the date the financial statements were available to be issued.

NOTE (3) NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,161,803 which was $1,020,414 in excess of its required net capital of $141,389 and its ratio of aggregate indebtedness to net capital was 1.83 to 1.00.

NOTE (4) COMMITMENTS AND CONTINGENCIES

During 2025, the Company entered into a new lease agreement for office space. In accordance with Accounting Standards Codification 842 Leases ("ASC 842"), the Company recognized a right of use asset ("ROU asset") and a corresponding lease liability based on the present value of then existing operating lease obligation of $499,634 on the Company's Statement of Financial Condition. As of December 31, 2025, operating lease ROU assets were $432,836 and operating lease liabilities were $437,952.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As the Company's lease does not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU asset measurement was calculated using the fixed scheduled rent payments, which included annual increase specified in the lease agreement, up to the maturity date of July 2028.

NOTE (4) COMMITMENTS AND CONTINGENCIES (CONTINUED)

The following summarizes the line items in the balance sheet which include amounts for operating leases as of December 31, 2025:

Operating cash flows from the operating leases	$67,620
Weighted-average remaining lease term (months):	31
Weighted-average discount rate:	3%

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the Statement of Financial Condition as of December 31, 2025:

2026	$ 169,032
2027	180,334
2028	106,713
	456,079
Less:	
Interest	(18,127)
	$ 437,952

NOTE (5) FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which priorities the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2: Inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

NOTE (5) FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents the Company's fair value hierarchy for securities owned included within the Company's clearing deposit as of December 31, 2025:

	Fair Value Measurements December 31, 2025	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Money Market Fund	$ 1,423,600	$ 1,423,600	$ -	$ -
Total	$ 1,423,600	$ 1,423,600	$ -	$ -

NOTE (6) SEGEMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including underwriting securities, investment banking and providing referrals. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE (7) CONTINGENT LIABILITIES

The Company is involved in a legal matter arising in the ordinary course of business. Based on currently available information and consultation with legal counsel, management has determined that a loss related to this matter is probable.

Accordingly, the Company has recorded an accrual of $500,000 in the accompanying financial statements as of December 31, 2025. However, due to uncertainties inherent in the matter, management is unable to reasonably estimate the total potential loss or range of loss beyond the amount accrued. As such, the ultimate outcome could differ materially from the amount recorded.

PACIFIC CENTURY SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2025

Member's Equity	$	1,305,432
Non-allowable Assets		
Receivables from Non-Customers	$	55,000
Other Assets		60,157
Total Non-Allowable Assets		115,157
Net Capital before Haircuts		1,190,275
Haircuts		(28,472)
Net Capital		1,161,803
Minimum Net Capital Requirement - the greater of $100,000		
or 6-2/3% of aggregate indebtness of $2,120,838		141,389
Excess Net Capital	$	1,020,414
Total Aggregate Indebtedness	$	2,120,838
Ratio of Aggregate Indebtedness to Net Capital		1.83 to 1.00

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17-A-5 as of December 31, 2025:

There is no material difference between the above computations and the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report, as amended on March 27, 2026.

PACIFIC CENTURY SECURITIES, LLC

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE
15c3-3
DECEMBER 31, 2025**

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) of the rules and does not hold customers' funds or securities.



CERTIFIED PUBLIC ACCOUNTANTS

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Member of
Pacific Century Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pacific Century Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Pacific Century Securities, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Pacific Century Securities, LLC stated that Pacific Century Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading, (2) investment banking and (3) referral fees. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 31, 2026

Nawrocki Smith LLP

PACIFIC CENTURY SECURITIES, LLC

EXEMPTION REPORT

Pacific Century Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited (1) proprietary trading; (2) investment banking and (3) referral fees and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Firm's knowledge.

_____
Francis Ong, CEO